ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED NOVEMBER 4, 2014 AND

THE PROSPECTUS DATED MAY 1, 2012)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-181089

NOVEMBER 4, 2014

AFLAC INCORPORATED $750,000,000

3.625% SENIOR NOTES DUE 2024

FINAL TERM SHEET

Dated November 4, 2014

Issuer:	Aflac Incorporated

Securities:	3.625% Senior Notes due 2024

Ratings (Moody’s / S&P)*:	A3 (stable) / A (negative)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	November 4, 2014

Settlement Date (T+3):	November 7, 2014

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Runners:	Goldman, Sachs & Co.; Mizuho Securities USA Inc.; Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC

Senior Co-Managers:	J.P. Morgan Securities LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC

Co-Managers:	BNY Mellon Capital Markets, LLC; Mitsubishi UFJ Securities (USA), Inc.; SMBC Nikko Securities America, Inc. and Synovus Securities, Inc.

Principal Amount:	$750,000,000

Underwriting Discount:	0.65%

Maturity Date:	November 15, 2024

Coupon:	3.625%

Benchmark Treasury:	2.375% due August 15, 2024

Spread to Benchmark:	+130 basis points

Treasury Spot and Yield:	100-10+; 2.337%

Re-offer Yield:	3.637%

Public Offering Price:	99.899% of principal amount

Proceeds, Before Expenses:	$744,367,500

Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing on May 15, 2015

Record Dates:	May 1 and November 1 of each year

Optional Redemption:	In whole at any time or in part from time to time, at the sole option of the Issuer, at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the notes to be redeemed and (2) and amount equal to the sum of the present values of the remaining scheduled payments for principal of and interest on the notes to be redeemed, not including any portion of the payments of interest accrued as of such redemption date, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus in each case (1) and (2), accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, such redemption date.
CUSIP/ISIN:	001055 AM4 / US001055AM48

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Mizuho Securities USA Inc. toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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